Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006-1871 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Michael W. Mundt
Admitted only in Virginia
Practice Limited to Federal Securities Law Matters
(202) 419-8403
mmundt@stradley.com

August 1, 2023

Filed via EDGAR
Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Subject:	Grayscale Funds Trust (the “Registrant” or “Trust”)
(File Nos. 333-271770; 811-23876)

Dear Mr. Parachkevov:
On behalf of the Registrant, below are the Registrant’s responses to the comments you provided to Michael W. Mundt and J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP, with regard to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”) relating to the registration of the Registrant’s new series, Grayscale Global Bitcoin Composite ETF and Grayscale Privacy ETF (each a “Fund” and, collectively, the “Funds”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 9, 2023, under Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 6 of the Securities Act of 1933, as amended (the “Securities Act”), and subsequently amended on May 17, 2023, with a Pre-Effective Amendment.

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a Pre-Effective Amendment to the Registrant’s Registration Statement filed pursuant to Rule 472 under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.	Comment:
We note that portions of the Registration Statement are incomplete. Please ensure that the fee table, expense examples, information regarding sub-advisers, the distributor, portfolio managers, independent auditors and other service providers, the board of directions, seed financial statements, etc., are provided in an amendment. We may have additional comments on such portions of the Registration Statement when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

Response:
The fee table, expense examples and seed financial statements for each Fund will be completed in a later pre-effective amendment prior to effectiveness of the Registration Statement. The information regarding the Trust’s board of trustees and service providers will also be included in the Registration Statement in a later pre-effective amendment prior to effectiveness.

2.	Comment:	The staff notes that each Fund is seeking to obtain some level of indirect exposure to digital assets:

a.
The prospectus of Grayscale Global Bitcoin Composite ETF states that the Fund will seek to track the performance (before fees and expenses) of the Indxx Global Bitcoin Composite Index, an index that will include securities issued by exchange-traded products “that are listed on major non-US exchanges that hold or are backed by physical bitcoin (or that synthetically seek to track the price of bitcoin, excluding futures based investments) and that meet certain asset and liquidity thresholds.”

b.
The prospectus of Grayscale Privacy ETF states that the Fund will track an index that “intends to allocate 10% to [a] Privacy-Preserving Protocol sub-theme,” which “allocation” will consist entirely of securities of Grayscale Zcash Trust (ZCSH), an affiliate of the Adviser, that is “solely and passively” invested in Zcash (ZEC).

The staff notes that ETFs that currently seek to obtain significant investment exposure to Bitcoin invest in Bitcoin-based underlying investments that trade on U.S.-regulated exchanges, such as the CME for bitcoin futures. In this connection, please explain supplementally why investments in foreign ETPs, ETNs and other pooled vehicles, as well ZCSH, would be appropriate for investment by an ETF. In your response, please address the issues identified in the Staff Letter to ICI and SIFMA AMG: Engaging on Fund Innovation and Cryptocurrency-related Holdings (Jan. 18, 2018). Further, the bolded disclosure in the Principal Investment Strategy section in the Grayscale Global Bitcoin Composite ETF prospectus states that the Fund may have “indirect exposure to digital assets.” Please inform the staff if the Fund intends to obtain “indirect exposure to digital assets” other than Bitcoin and specify which digital assets.

	Response:	The Registrant responds as follows:

		a.	Grayscale Global Bitcoin Composite ETF

The Adviser believes the Bitcoin ETPs (as defined in the Registration Statement) in which the Fund may invest would satisfy the concerns expressed by the staff with respect to valuation, liquidity, custody, arbitrage and potential manipulation and are appropriate for investment by an ETF. Specifically, to the extent such ETPs are regulated securities and trade on regulated foreign listing exchanges, they have readily available intra- and end of day prices. Market makers and APs customarily compare the relative value of an ETF to the relative value of its portfolio holdings. For these Bitcoin ETPs, in addition to their exchange-traded market values, the current values of their underlying instrument (whether physically held or synthetically traced), bitcoin, can be readily assessed. As a result, market makers and APs will be able to determine the current value of all instruments involved that could factor into an assessment in support of an efficient market. Any deviations that are identified can then be arbitraged as they would be for ETFs listed on U.S. exchanges.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

In addition to demonstrating sufficient liquidity by virtue of being exchange-traded, for these Bitcoin ETPs, additional liquidity is available through ETF-like creation, redemption and arbitrage processes as each is continuously offered. The industry and the SEC have come to understand that liquidity can be created in exchange-traded vehicles based on their underlying portfolio. Even if the current liquidity of the bitcoin vehicles is questioned, additional shares can be created as the market demands. The Bitcoin ETPs may include certain bitcoin ETNs.  While ETNs may not have the exact same open-ended mechanism for simultaneous creation and redemption of shares, ETNs typically offer further issuance, purchase or sale of note certificates (or note shares) by the issuer to meet any excess demand in the secondary market. In practical terms, the result of this delivers a similar result to the construct of the other Bitcoin ETPs in the proposed Grayscale Bitcoin Composite ETF in both the ability for the ETN to track the underlying reference asset as well as for added liquidity to exist beyond just “available shares” shown on on-screen markets. Although there is a finite amount of bitcoin that can be created, bitcoin is the most liquid digital asset in the market. The SEC has placed the responsibility for liquidity determinations and oversight on the investment adviser and board of trustees of registered investment companies. The Adviser believes that it and the board will have sufficient ability to meet such responsibilities.

With respect to the Grayscale Global Bitcoin Composite ETF itself, it will hold equity securities of the Bitcoin ETPs and not physical bitcoin. Such Bitcoin ETP shares would be held by the Fund’s custodian through its sub-custody network. For the currently anticipated Bitcoin ETPs that hold physical bitcoin, each uses a U.S. based custodian for its bitcoin holdings that is subject to U.S. regulatory oversight. Furthermore, the Bitcoin ETPs in which the Fund may invest trade on exchanges in countries which U.S. regulators have established cooperative information sharing arrangements to facilitate consultation and cooperation with such foreign counterparts and mitigate any concerns regarding manipulation.

Finally, there is precedent for the staff permitting U.S. registered investment companies to invest in the same and similar Bitcoin ETPs in which the Fund may invest. Like those U.S. registered investment companies, the Fund’s investments in Bitcoin ETPs will only represent part of the portfolio (in this case, approximately 40% at each quarterly reconstitution of the Index) with the majority of the portfolio consisting of equity securities of publicly traded bitcoin mining companies. The Fund’s intent, consistent with the Index’s methodology and as described in the Fund’s principal investment strategies, is to gain exposure to a composite of bitcoin related vehicles and mining companies, not any other digital assets.

For example, the chart below identifies the Bitcoin ETPs that the Fund is currently expected to invest in and additional information such as their listing exchange, bitcoin custodian and other U.S. registered investment companies that have held or currently hold shares of such ETPs.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

Product	Offering	Exchange	Listing Country	Cooperative Arrangements with U.S. Regulators	Bitcoin Custodian	US RIC that holds/has held
Purpose Bitcoin ETF	Continuous	Toronto Stock Exchange	Canada	1. Enforcement Cooperation (January 7, 1988; September & October 2015) 2. Supervisory Cooperation (June 2010; September 2011; September & October 2015)	1. Coinbase Custody Trust Company 2. Gemini Trust Company	1. Amplify Transformational Data Sharing ETF 2. Bitcoin Strategy ProFund 3. VanEck Inflation Allocation ETF
3iQ Coinshares Bitcoin ETF	Continuous	Toronto Stock Exchange	Canada	1. Enforcement Cooperation (January 7, 1988; September & October 2015) 2. Supervisory Cooperation (June 2010; September 2011; September & October 2015)	1. Coinbase Custody Trust Company (with oversight from Canadian Tetra Trust)	1. Amplify Transformational Data Sharing ETF
BTCetc – Bitcoin Exchange Traded Crypto	Continuous	Frankfurt Stock Exchange	Germany	1. Enforcement Cooperation (November 22, 1993; March 24, 1994; October 17, 1997) 2. Supervisory Cooperation (April 26, 2007)	1. BitGo Trust Company (Based in Sioux Falls, SD, USA)
Bitcoin Tracker One	Continuous	NASDAQ OMX Stockholm	Sweden	1. Supervisory Cooperation (July 2013)	N/A – ETN with no physical bitcoin holdings
21Shares Bitcoin (ABTC) ETP	Continuous	SIX Swiss Exchange	Switzerland	1. Enforcement Cooperation (August 31, 1982; November 10, 1987; November 3, 1993) 2. Supervisory Cooperation (November 2009)	1. Coinbase Custody Trust Company 2. Copper Technologies (Switzerland) AG

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

		a.	Grayscale Privacy ETF

The Adviser believes the Grayscale Zcash Trust (ZCSH) to be an appropriate investment by the Fund or any other ETF for many of the same and similar considerations articulated above for the Bitcoin ETPs.

Shares of ZCSH currently trade on the OTCQX. Although shares are offered through daily subscriptions when there is an open, periodic private placement with an initial six month holding period, shares are subsequently unrestricted and can be resold in the secondary market. Of the over-the-counter U.S. markets, OTCQX has the highest qualification standard with requirements including, but not limited to: complying with certain reporting standards, including SEC reporting standards which ZCSH complies with; having a transfer agent that participates in the “Transfer Agent Verified Share Program;” having annual audited financials by a PCAOB auditor and unaudited interim financial reports prepared in accordance with GAAP; timely disclosure of material news; having a board of directors and an audit committee of the Sponsor; having sufficient market capitalization and public float to not constitute as a penny stock; etc. Most importantly, companies qualifying for OTCQX must have priced quotes by a market maker on OTC Link, the SEC registered broker-dealer with an electronic inter-dealer quotation system that displays quotes from broker-dealers for most OTC securities. As a result, ZCSH has readily available intra- and end of day prices that can be used by market participants to value its shares.

Due to the availability of daily market valuations of ZCSH and ZEC, market makers and APs will have the ability to support effective arbitrage. In addition to ZCSH having a readily available market value, ZEC has also has a readily available market value and trades on U.S.-based exchanges such as Coinbase. As a result, market makers and APs will be able to determine the current value of the Fund’s holdings, ZCSH and ZEC to make their assessments in support of an efficient market. In addition, only 10% of the Index will be allocated to the Privacy-Preserving Protocol sub-theme, which is currently represented by ZCSH, at each quarterly Index reconstitution, with the remaining 90% of the Index represented by the equity securities of publicly traded companies determined by the Index methodology criteria to be relevant to the overall privacy theme.  As previously noted, the SEC has delegated responsibility to the Adviser and the Trust’s board for overseeing liquidity and the Adviser believes it and the board have the ability to do so effectively.

With respect to custody, the Fund will hold equity securities of ZCSH and not ZEC. Such ZCSH shares would be held by the Fund’s custodian. In addition, similar to most of the aforementioned Bitcoin ETPs, Coinbase Custody Trust Company serves as custodian for ZCSH’s holdings of ZEC.

3.	Comment:
The Registration Statement states that each Fund is designed to track the performance (before fees and expenses) of an index. In your response, please explain whether the index provider specifically developed the indices for the Funds and whether the Adviser, the Funds or any of their affiliates provided technical or other assistance to the index provider or otherwise had any role with respect to the development of the two indices. Please confirm that the Adviser and the index provider are not affiliated. The staff may have additional comments.

With respect to Indxx Global Bitcoin Composite Index, in your response:

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

a.
Explain whether the Fund anticipates any capacity constraints in the foreign markets where Index components are traded and the extent to which the Fund would face difficulties accessing the securities that are necessary to replicate the Index.

	b.	Explain whether foreign markets where Index components are traded can accommodate a significant growth in Fund assets.

c.
Explain at what point would Fund size outpace the aggregate market capitalization of the Index, such that fully replicating the Index would potentially result in the Fund owning more than 10% of the voting securities of multiple issuers in the Index.

	d.	Supplementally discuss how the Fund will value its positions in foreign issuers if the foreign exchanges where Index component(s) are listed halt trading activities.

The staff notes that various sections in the Registration Statement discuss criteria and metrics that will be used by the index provider to select index components, such as capitalization, AUM, liquidity factors, component weighting rules, and geographical rules, among others. Such criteria should be specifically disclosed and conform to the Index construction methodology. Please also review the disclosure to confirm it conforms to the index methodology more broadly. The staff may have additional questions regarding the role of the index provider, the construction of the index and index provider’s methodology. Please explain in your response if the Index methodologies will be made publicly available.

Response:	The Registrant responds as follows with respect to the Indxx Global Bitcoin Composite Index:

a.
The Registrant does not believe that there will be capacity constraints in the foreign markets where the Index components are traded.  The Registrant notes that the Index methodology has minimum requirements for the size and trading volume for the foreign Index components.  In addition, the Bitcoin ETPs permit market participants to purchase additional units from the Bitcoin ETPs on a daily basis, as described in greater detail above.  Accordingly, the Registrant believes that additional interests in the Bitcoin ETPs will be available if market demand for those interests increases. The Fund anticipates being able to readily access the major exchanges on which the Bitcoin ETPs and bitcoin mining companies are listed and not experience capacity constraints while trying to track the Index.

b.
The Registrant believes that the foreign markets where the Index components are traded can accommodate for significant growth in Fund assets. Current markets represented are the United States, Canada, Germany, Switzerland, and the United Kingdom and the Index components are listed on major exchanges in the respective jurisdictions.

c.
The aggregate market cap of current (as of the most recent reconstitution) Index constituents is $8.49 billion USD. At current weights associated with each of the issuers of the Index constituents, it is anticipated once the Fund reaches approximately $220 million in AUM, the Fund could potentially be owners of more than 10% in more than one issuer.

d.
The Registrant’s fair valuation policies will be compliant with Rule 2a-5 under the 1940 Act, subject to the oversight of the valuation designee appointed by the Registrant’s board, and will cover situations involving halted securities in several ways. In the context of a

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

security that has been halted intraday, such security will generally be fair valued, which may result in using the last traded price on the primary exchange. This applies to both domestic and foreign securities. In the context of Bitcoin ETPs, these vehicles are generally valued at the official closing price as calculated by the ETP’s principal listing exchange. If no such official closing price is calculated, the ETPs are generally valued at the last reported sale price on the exchange on which the security is principally traded. If, on a particular day, an ETP does not trade and no official closing price is calculated, then the mean between the most recent quoted bid and asked prices will generally be used.

The Index Provider is not affiliated with the Trust, the Funds, the Adviser or the portfolio managers, or the principals of any of these entities. While the Index Provider developed each target index in consultation with the Adviser (i.e., the Adviser provided input into the eligibility criteria and sub-theme selection processes and other elements of the methodology, with the Index Provider then developing index rules to reflect that information), the Index Provider is responsible for the ongoing maintenance, calculation, dissemination and administration of the target indices.  The Index Provider must approve all changes to each Index, and the Adviser may not make unilateral changes.  Please see the index methodology documentation for additional detail.

The Registrant also confirms that the Registration Statement disclosure will be updated to reflect the current versions of the index methodologies, including all of the criteria and metrics that will be used by the Index Provider to select components, such as capitalization, AUM, liquidity factors, component weight rules, geographical rules, among others, as applicable. The Index Provider has confirmed that the index methodologies will be publicly available.

4.	Comment:
Please explain how each Fund intends to manage liquidity pressures, including during both normal and reasonably foreseeable stressed conditions. Given the inability of ETFs to close to new investors, how will the Funds manage liquidity should they become so large as to require more liquidity to meet potential redemptions than the market can provide? See Rule 22e-4(b) under the Act. In addition, please explain whether the Adviser has performed any analysis of the trading history and liquidity of individual Index components to assess the potential likelihood of disruptions that may impact the applicable Fund’s arbitrage mechanism.

Response:
See the responses to Comments 2 and 3 above.  The Adviser also expects the Funds to generally issue and redeem Creation Units primarily in-kind.  In addition, if the Fund were to reach its position limits and position accountability levels on investments in the Index constituents, the Adviser intends to take such action as it believes appropriate and in the best interest of the Fund in light of the totality of the circumstances at such time. Given that it is not clear whether or when the Fund would hit such position limits or limitations on liquidity, what market conditions would exist at the time, and what regulations would be in effect, it is difficult to say with more specificity how the Fund intends to act. That said, the Fund will endeavor to ensure that any allocation of instruments and applicable weights will allow it to meet potential creations and redemptions based on available market liquidity in the instruments selected, including relative to then-current Fund size. Further, the Fund may use a representative sampling strategy in seeking to track the performance of the Index, and may also invest in instruments not included in the Index but that provide investment exposure and economic characteristics similar to Index constituents, such as other ETFs or derivatives.

5.	Comment:
Please supplementally provide to staff information about discussions with potential authorized participants (“APs”), including the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for each Fund (including information about the identities of such potential APs).

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

Response:
The Adviser and its affiliates have a strong working relationship with the community of ETF market making firms and APs resulting from years of industry participation and the management of an ETF currently in the marketplace that is a series of another registrant. While discussions are ongoing, the Adviser is confident that APs and market makers will be well positioned to provide liquidity in the secondary market and support primary market activity.

6.	Comment:
Are there any unique considerations or rules from the exchange(s) on which the Funds plan to list that will impact the Funds’ ability to pursue their investment strategy, interact with APs, or otherwise impact the fund operations?

Response:
The Registrant is not aware of any unique considerations or rules from the exchange on which the Funds plan to list that will impact the Funds’ ability to pursue their investment strategy, interact with APs, or otherwise impact Fund operations.

7.	Comment:
Please confirm that the Funds’ code of ethics applies to transactions in the component securities of each Fund, including Bitcoin and Bitcoin derivatives, and that employees will be required to pre-clear such transactions.

Response:
The Registrant confirms the Trust’s and Adviser’s codes of ethics will and do apply to transactions in component securities of each Fund and that the employees will be required to pre-clear certain transactions in digital assets.

Grayscale Global Bitcoin Composite ETF

General Comments

8.	Comment:
The staff notes that the name of the Fund includes the term “Bitcoin”. Section 35(d) of the Act prohibits the use of “any word or words in a fund name that the Commission finds are materially deceptive or misleading.” Rule 35d-1 under the Act requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. In light of the Fund’s strategy not to invest directly in Bitcoin, please explain supplementally why the name of the Fund is not materially deceptive or misleading or revise the name of the Fund to more accurately reflect its investments.

Response:
The Registrant respectfully declines to make the requested change. The Registrant does not believe inclusion of the term “Bitcoin” in the Fund’s name is materially deceptive or misleading under Section 35(d) or Rule 35d-1. The Fund will invest primarily or significantly in Bitcoin ETPs, which solely invest in bitcoin or provide synthetic exposure to bitcoin, and Bitcoin Miners, which are companies (i) primarily involved in bitcoin mining, the process by which new blocks are created, and thus new transactions are added to the bitcoin blockchain and (ii) that primarily provide infrastructure and related services for bitcoin mining like data center hosting and manufacturing of bitcoin mining machines. Furthermore, there is precedence for registered investment companies to include the term bitcoin in their names without investing directly in bitcoin (i.e., all bitcoin futures products and products that invest primarily in publicly traded bitcoin miners).

Furthermore, the Registrant notes that the inclusion of the term “composite” adequately serves as indication that the Fund is not focused on a particular type of investment and instead focuses on an investment strategy that seeks exposure to a combination of investments that are related to bitcoin

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

(namely, Bitcoin ETPs and bitcoin mining companies), such as those enumerated in the principal investment strategy.  We believe this disclosure is consistent with the Commission’s admonitions in the Rule 35d-1 adopting release (footnote 43), which allows for an investment company to “ . . .use any reasonable definition of the terms used in the name . . .”  As such, the use of the modifying term “composite” indicates to investors that the Fund’s investment in a constituent of the Index is consistent with the Fund’s intended strategy to gain exposure to a group of bitcoin-related investments as opposed to bitcoin itself. Thus, the terms bitcoin and composite should be read together to describe the Fund’s principal investment strategy and therefore are not subject to Rule 35d-1 and are not misleading.

9.	Comment:
The staff notes that the Fund’s name includes the term “global”. While disclosure in the prospectus generally states that the Fund will invest in investments that are traded on non-U.S. exchanges, it is not clear what portion of the Fund’s investments in Bitcoin Miners will be in foreign issuers. Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). In your response, please list the foreign markets where the Fund intends to invest a material percentage of its assets.

	Response:	The Registrant will add the following disclosure:

 “Bitcoin Miners may be selected from any developed or emerging market country, as defined by the Index Provider’s country classification system. As of June 30, 2023, the Index had allocations to Canada, Germany, Sweden, Switzerland, the United Kingdom and the United States, with significant exposure in Canada and the United States.”

10.	Comment:
The staff notes that the Fund’s proposed ticker symbol is “BTC.” The staff is concerned this ticker could be misleading and imply the Fund is similar to or the equivalent of an investment in Bitcoin itself, which is often referred to as BTC. As the Fund does not invest directly in Bitcoin, the use of the “BTC” ticker may lead to investor confusion. Please revise the proposed ticker symbol for the Fund.

Response:
The Registrant respectfully declines to make the requested change.  As an initial matter, the Registrant notes that a ticker symbol is an identifier.  In this case, the ticker would be associated with a security issued by an exchange-traded fund whose shares will be listed on a national securities exchange.  The Registrant believes that the Commission staff does not normally evaluate, nor should it attempt to evaluate, ETF tickers to assess whether such tickers have any meaning other than as an identifier.  In this regard, the Registrant notes that ETFs commonly utilize ticker symbols that do not necessarily convey information about the ETF.  The Registrant would expect an investor to make an investment decision based on the information associated with the ticker symbol, such as the registration statement, and not on the basis of the ticker symbol in isolation.

In the experience of the Registrant, investors do not use the ticker symbol to infer facts about a fund’s strategy or risks. The Registrant believes that this understanding is shared by other advisers, investors, and industry participants.[1] For example, the symbol “USD” is most commonly associated with currency

1 See e.g., Comment Letter of BlackRock, Inc. (May 5, 2020) at 8 (Responding to Request for Comments on Fund Names, Investment Company Act Release No. 33809 (Mar. 2, 2020) (the “Names Rule Request for Comments”)) (“Tickers are not necessarily designed to convey meaningful information about how a fund invests, and we do not believe that they have a significant impact on an investor’s investment decision....Furthermore, ticker symbols are generally not as prominently displayed as fund names and are thus unlikely to be misleading or deceptive.”), available at https://www.sec.gov/comments/s7-04-20/s70420-7153851-216451.pdf; Comment Letter of The Investment Company Institute (May 5, 2020) at 12 (Responding to the Names Rule Request for Comments), available at https://www.sec.gov/comments/s7-04-20/s70420-7152133-216418.pdf.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

denominated in U.S. dollars. However, such symbol is the ticker symbol for ProShares Ultra Semiconductor, a leveraged fund seeking twice (2x) the daily performance of the Dow Jones U.S. Semiconductors℠ Index. The Registrant is not aware of that symbol causing confusion for investors, despite the “USD” symbol being much more closely linked to U.S. dollars than “BTC” is to bitcoin.

Nevertheless, the Registrant understands that there have been historical instances where investors apparently have made erroneous trades based on mistakes relating to stock tickers.[2] However, in this case, the Registrant believes that the purchase of equity securities issued by the Grayscale Global Bitcoin Composite ETF should be readily distinguishable from the purchase of the bitcoin cryptocurrency because, among other reasons, the mechanics for purchasing shares of the Fund (i.e., opening a brokerage account) are materially different from purchasing spot bitcoin (i.e., creating a wallet, even if at a broker that permits purchases of ETF shares and spot cryptocurrencies). Even in such instances where an investor utilizes a brokerage platform that permits purchases of ETF shares and spot cryptocurrencies, brokerage platforms are required to obtain confirmation that account holders have a minimum level of knowledge regarding the types of products their account is authorized to transact in and are aware of the risks of associated with such products. In recent years, greater scrutiny has particularly been applied to accounts permitted to transact in cryptocurrencies which has led to prohibitions on U.S. citizens from trading on foreign exchanges and increased “Know Your Customer” related processes at account opening for anti-money laundering purposes.[3] In addition, FINRA has emphasized that member brokers must ensure that communication and disclosure to retail investors regarding cryptocurrency investments comply with existing FINRA Rules,[4] and has initiated a targeted exam of brokerage firm practices regarding retail communications concerning crypto asset products and services.[5] Such disclosures should further mitigate any potential for confusion between purchasing shares of an ETF versus a spot cryptocurrency, even if the ticker symbol for those respective investments in separate markets is the same.

2 See, e.g., “Confused investors keep buying FORD, thinking it’s Ford,” Paul La Monica, CNN Business, published on CNN.com on Aug. 12, 2019 (detailing how investors have confused Forward Industries (ticker FORD) with Ford Motor (ticker F), Chinese wireless company Zoom Technologies (ticker ZOOM) with web conferencing firm Zoom Video (ZM), and iPhone maker Apple (AAPL) with Apple Hospitality REIT (APLE), among other instances), available at https://www.cnn.com/2019/08/12/investing/ticker-symbol-confusion/index.html.
3 See, e.g., “Cryptocurrency and anti-money laundering enforcement,” Katherine A. Lemire, published on Reuters.com on Sep. 26, 2022 (describing how various U.S. regulators have initiated anti-money laundering related enforcement actions that involved cryptocurrency and how know your customer rules are implicated), available at https://www.reuters.com/legal/transactional/cryptocurrency-anti-money-laundering-enforcement-2022-09-26/; and “The competing priorities facing U.S. crypto regulations,” Josephine Wolff, published on Brookings.edu on October 17, 2022 (describing the U.S. government’s crackdown on global cybercrime facilitated with cryptocurrencies and the implications for U.S. investors), available at https://www.brookings.edu/articles/the-competing-priorities-facing-u-s-crypto-regulations-bitcoin-ethereum/.
4 See, e.g., “2023 Report on FINRA’s Examination and Risk Monitoring Program – Communications with the Public – Regulatory Obligations and Related Considerations,” Financial Industry Regulatory Authority, published January 2023 (that questions and recommends the type of cryptocurrency related disclosures that member brokers are including in their communications to retail investors), available at https://www.finra.org/rules-guidance/guidance/reports/2023-finras-examination-and-risk-monitoring-program/communication-with-public.
5 See, e.g., “Target Exam Letters – Crypto Asset Communications,” Financial Industry Regulatory Authority, published November 2022 (requesting copies of all retail communications distributed or made available by member brokers that relate to or concern crypto assets or services involving transactions or holdings of crypto assets from July 1, 2022 through September 30, 2022), available at https://www.finra.org/rules-guidance/guidance/targeted-examination-letters/crypto-asset-communications.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

11.	Comment:
Please outline discussions the Fund has had with APs and market makers regarding their ability to arbitrage the Funds’ holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. What instruments will they use to arbitrage? Will there be any impact from the inability of broker-dealers to custody “physical” bitcoin? Please describe how you would expect the Fund to perform during significant market downturns, such as on May 19, 2021; Sept. 7, 2021; and June 13, 2022. Would such downturns impact the Fund’s operations?

Response:
Please see the response to Comment 5 above. In addition, the Registrant anticipates that APs and market makers will have access to and be able to trade the listed securities that make up the Fund’s holdings. Further, the Registrant anticipates that listed instruments such as CME Bitcoin Futures (or futures-based Bitcoin ETFs) may be a commonly used vehicle to maintain arbitrage and keep markets in-line with the intraday net asset value of the Fund. The Registrant does not believe that there will be any material impact from the inability of broker-dealers to custody “physical” bitcoin. The Registrant believes that, given the Fund’s investment objective and proposed holdings, the Fund’s performance is expected to be closely tied to how “physical” bitcoin performs, including during periods similar to the above mentioned prior downturns. However, given the previously articulated mechanisms available to market makers and broker-dealers, the Registrant does not believe the Fund will be impacted from a downturn in the bitcoin market any differently than a Fund investing in traditional asset classes would be during a downturn in those markets.

Principal Investment Strategy pp. 2-4

12.	Comment:
The disclosure on page 3 states that “[u]nder normal circumstances, the Fund “will invest at least 80% of its net assets (including investment borrowings) in the securities that comprise the Index and in investments that have economic characteristics that are substantially identical to the component securities of the Index.”

		a.	Please disclose how the Fund intends to invest the remaining 20% of its net assets.

b.
Please describe the types of investments that will have “substantially identical economic characteristics to the component securities of the Index.” Also, is this statement referring to investments that have economics that will be substantially similar to the entire Index or is the reference to individual index components? Please clarify.

	Response:	The Registrant responds as follows:

a.
The Registrant confirms that the Prospectus discloses the different types of investments the Fund may utilize as a principal investment as part of the Fund’s principal investment strategies, and SAI only disclosure is included for investments that the Fund currently intends to utilize as a non-principal investment.

b.
The statement refers to the Fund’s flexibility to invest in other types of investments such as derivative instruments or other ETFs (such as a Bitcoin Miners ETF) to provide investment exposure similar to the component securities of the Index.  These may provide economic characteristics that are similar to either the Index as a whole or individual components, as applicable.  The Registrant confirms that appropriate disclosure regarding such principal investments has been included in the Prospectus.

13.	Comment:	The disclosure in the second paragraph on page 3 states that Index will “generally” consist of securities of Bitcoin ETPs and bitcoin mining companies. Please explain the

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

qualification and disclose any other category of issuers that may be eligible for inclusion in the Index.

		Response:	The Registrant will revise the disclosure as follows:

 “The Index is designed and maintained by Indxx (the “Index Provider”) and ~~generally consists~~ will consist of ~~securities~~ equity securities of: (i) exchange-traded products, exchange-traded notes (“ETNs”) or other exchange-traded pooled investment vehicles that are listed on major non-U.S. exchanges that hold or are backed by physical bitcoin (or that synthetically seek to track the price of bitcoin, excluding futures-based investments) and meet certain asset and liquidity thresholds (collectively, “Bitcoin ETPs”); ~~and~~ (ii) bitcoin mining companies that generate a significant portion of their revenue (i.e., greater than or equal to 50%) from ~~bitcoin mining activities or mining related hardware, software, services, and or projects~~ Bitcoin Mining Activities (as defined below); and (iii) companies that have relevant exposure (i.e., the company’s overall involvement) to Bitcoin Mining Activities.”

14.	Comment:
The third paragraph discloses that the Fund will invest in “bitcoin mining companies” which are entities “that generate a significant portion of their revenue from bitcoin mining activities or mining related hardware, software, services, and or projects.”

		a.	Please disclose what types of activities would be considered “bitcoin mining activities” by the Index provider.

b.
Please quantify what constitutes a “significant portion” of an issuer’s revenue. The staff notes that the disclosure on page 3 also states that “Bitcoin mining companies are selected based on their relevant exposure and revenue to bitcoin mining activities.” Please explain how “relevant exposure” differs from “revenue” in this context and reconcile the disclosure.

c.
Please explain the rules governing the Index provider's determination to categorize a particular activity or source of revenue as “mining related,” including for “mining related hardware”, “software”, “services” and “projects.”

		d.	Please confirm in your response that the term “Bitcoin Miners” does not include miners or validators of digital assets other than Bitcoin.

	Response:	The Registrant responds as follows:

		a.	The Registrant will revise the disclosure as follows:

“Security selection and weighting of bitcoin mining companies within the Index will be conducted in the following manner:

1.
The eligible universe of the Index begins with all companies listed on an exchange in a developed or emerging market, as defined by the Index Provider’s country classification system, and classified as “Bitcoin Miners” by the Index Provider, which consists of companies (i) primarily involved in bitcoin mining and verification, the process by which new blocks are created, and thus new transactions are added to the bitcoin blockchain and (ii) that primarily provide infrastructure and related services for bitcoin mining like data center hosting and manufacturing of bitcoin

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

mining machines (collectively, “Bitcoin Mining Activities”). Bitcoin Mining Activities are determined by:

				A.	Collection of all companies with products, services, and any use or test cases relating to bitcoin mining or mining related hardware, software, services and/or projects;

B.
Review of each company’s latest shareholder reports, press releases and any publicly available information within the past year to analyze revenue share derived from bitcoin mining or mining related hardware, software, services and/or projects;

				C.	Review of various news outlets and industry reports describing the extent of each company’s involvement with bitcoin mining or mining related hardware, software, services and/or projects.

			2.	Companies with less than ~~$100~~ $20 million in market capitalization are removed from eligibility.

			3.	Companies with less than ~~$1 million~~$500,000 in average daily trading volume over the past six-months are removed from eligibility.

			4.	Modified market cap weighting is applied to the remaining companies with a single security cap of 4.5% applied.”

		b.	Please see the revised disclosure in response to Comment 13 above.

		c.	Please see the revised disclosure in response to Comment 14a above.

d.
The Registrant confirms that companies classified as Bitcoin Miners by the Index Provider will be “primarily” engaged in mining bitcoin, even if such companies engage in mining other digital assets. Please see revised disclosure in response to Comment 14a above.

15.	Comment:
Please disclose the types of securities or investment products the Fund will invest in to seek exposure to “bitcoin mining companies” (e.g., equity or debt securities of such issuers, derivatives). Please also discuss any applicable geographic and capitalization requirements.

	Response:	See the response to Comment 13 above. The following disclosure will be added to the end of the third paragraph of the Principal Investment Strategy section:

“The Fund will primarily gain exposure to Bitcoin Miners (as defined below) through investments in equity securities (common stock and depository receipts (American and global)) of Bitcoin Miners.”

The Registrant confirms that corresponding risk disclosure for the types of securities or investment products either currently is included or will be added to the applicable sections of the Registration Statement. With respect to any geographic or capitalization requirements, please see the revised disclosure in response to Comment 14a above.

16.	Comment:
The disclosure on page 3 states that the “eligible universe of the Index begins with all companies classified as ‘Bitcoin Miners’ by the Index.” Please explain how the Index provider defines the term “Bitcoin Miners”, to the extent the definition is not identical to how such issuers

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

and investments are described in the second paragraph on the page (i.e., “bitcoin mining companies”). If identical, please use consistent terminology throughout the prospectus. If not, please disclose the definition of the term “Bitcoin Miners” in reference to the index provider’s index construction methodology.

	Response:	Please see the revised disclosure in response to Comments 13 and 14a above.

17.	Comment:
The second enumerated security selection criterion pertaining to bitcoin mining companies discloses that “Companies with less than $100 million in market capitalization are removed from eligibility.” Such disclosure suggests that the Fund will otherwise invest in micro-cap securities. Please consider adding a clear statement in the relevant sections of the prospectus that the Fund intends to invest in “micro-cap” issuers, as applicable. Please include similar disclosures regarding potential investments in thinly-traded securities, if applicable.

Response:
The Registrant directs the staff to the “Smaller-capitalization Risk” disclosure in the Fund’s summary and statutory risk sections, which the Registrant believes adequately acknowledges the risks of investments in micro-cap issuers. Further, the Registrant believes that this risk, as well as the “Liquidity Risk” added in response to Comment 8 below, adequately address the risks of thinly traded securities.

18.	Comment:
The disclosure on page 4 states that the Fund “may utilize derivatives, such as swaps or futures on the Index.” Additionally, as noted above, earlier disclosure references investments that will have “substantially identical economic characteristics to the component securities of the Index.” What percentage of net exposure to the Index does the Fund intend to obtain through derivatives versus replication/representative sampling of investments held in the Index? In your response, please outline how the Fund intends to comply with Rule 18f-4 under the Act, including a preliminary overview of the key elements of the derivatives risk management program, if applicable.

Response:
The Fund currently expects to invest substantially all of its assets in equity securities that are components of the Index but preserves the flexibility to invest in other instruments that provide investment exposure to the constituents of the Index, such as derivatives, as disclosed in the Prospectus. The Registrant confirms that to the extent the Fund does utilize derivatives, it will comply with all of the requirements of Rule 18f-4 under the 1940 Act, as applicable.

19.	Comment:
In the second paragraph on page 4, the disclosure states that “[t]he Fund may invest in the securities of the Index, a representative sample of the securities in the Index that has aggregate characteristics similar to those of the Index, an ETF that tracks the Index, or a substantially similar index…”[emphasis added]. Is there an ETF other than this Fund that tracks the Index or an ETF that tracks a substantially similar index? If not, please delete this disclosure.

	Response:	The referenced disclosure regarding other ETFs that track the Index will be deleted.

20.	Comment:	Please disclose the approximate number of constituents, or a range of constituents, that will be included within the Index.

	Response:	The Registrant confirms that the approximate number of constituents, or a range of constituents, within the Index will be added to the disclosure.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

21.	Comment:
With respect to the stated Concentration Policy on page 4, please supplementally explain whether the Fund intends to treat its indirect exposure to Bitcoin as exposure to the information technology sector for purposes of its concentration policy, and if so, why such categorization is appropriate.

Response:
For purposes of the Concentration Policy, the Fund intends and has determined to treat its indirect exposure to Bitcoin as exposure to the information technology sector because that is the classification assigned to most of the Bitcoin Miners included in the Index according to the Global Industry Classification System (GICS).

Principal Investment Risks, pp. 5-15

22.	Comment:
The disclosure in the Principal Investment Strategy section on page 4 discloses that the Fund may invest in component securities of the Index that could become temporarily illiquid. Please include appropriate risk disclosure that describe the relevant risks associated with illiquid investments. Please include risk disclosure that explains the potential negative ramifications for the Fund if more than a de minimis number of components pose practical difficulties or substantial costs in compiling the Fund’s basket of component securities.

	Response:	The following disclosure will be added to the Fund’s Principal Investment Risks:

“Liquidity Risk. Liquidity risk is the risk that a particular investment cannot be sold at an advantageous time or price. For example, the market for certain securities may become illiquid under adverse market or economic conditions. Also, investments in derivatives, non-U.S. investments, restricted securities, securities having small market capitalizations, and securities having substantial market and/or credit and counterparty risk tend to involve greater liquidity risk. In stressed market conditions, the market for Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s portfolio holdings, which may cause a variance in the market price of Shares and their underlying NAV. In addition, an exchange or market may issue trading halts on specific securities or financial instruments. As a result, the ability to trade certain securities or financial instruments may be restricted, which may disrupt the Fund’s creation/redemption process, potentially affect the price at which Shares trade in the secondary market, and/or result in the Fund being unable to trade certain securities or financial instruments at all. In these circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments and/or may incur substantial trading losses.”

23.	Comment:
The staff notes that the term “blockchain” is first mentioned in the “Blockchain Technology Risk” subsection on page 6. Please revise the Principal Investment Strategy section to better explain the connection between “blockchain” and the types of investments that the Fund intends to make.

	Response:	The following disclosure will be added to the Fund’s Principal Investment Strategy.

“The Bitcoin Network allows people to exchange tokens of value called bitcoin, which are recorded on a public transaction ledger known as a blockchain. New bitcoin is created and rewarded to the miners of a block in the blockchain for verifying transactions. The blockchain is effectively a decentralized database that includes all blocks that have been mined by miners and it is updated to include new blocks as they are solved. Each bitcoin transaction is broadcast to the Bitcoin Network and, when included in a block, recorded in

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

the blockchain. As each new block records outstanding bitcoin transactions, and outstanding transactions are settled and validated through such recording, the blockchain represents a complete, transparent and unbroken history of all transactions of the Bitcoin Network.”

24.	Comment:
Within the Bitcoin Mining Company Risk subsection on page 8, the disclosure states: “Bitcoin Miners have historically accepted relatively low transaction confirmation fee.” Please delete or provide your analysis and/or point to relevant data or sources that provide the basis for the statement.

	Response:	The referenced disclosure will be replaced with the following:

“The transaction confirmation fees that Bitcoin Miners have historically accepted on average per bitcoin transaction has fluctuated. Since January 1, 2020, Bitcoin transaction fees have increased from $0.28 per Bitcoin transaction, on average, to a high of $60.95 per transaction, on average, on April 20, 2021. As of December 31, 2022, Bitcoin transaction fees stood at $0.83 per transaction, on average.”

25.	Comment:
It is the staff’s understanding that the supply of new Bitcoin on the blockchain is finite. Please include appropriate risk disclosures regarding the impact of fewer available Bitcoins on bitcoin mining companies and the potential risks for the Fund, as applicable.

	Response:	The following disclosure is added to the “Bitcoin Mining Company Risk”:

“The value of bitcoin is determined in part by the supply of (which is limited), and demand for, bitcoin in the markets for exchange that have been organized to facilitate the trading of bitcoin. The supply of new bitcoin is mathematically controlled in a manner so that the number of bitcoin grows at a limited rate pursuant to a pre-set schedule. The number of bitcoin awarded for solving a new block is automatically halved after every 210,000 blocks are added to the blockchain. Currently, the fixed reward for solving a new block is 6.25 bitcoin per block and this is expected to decrease by half to become 3.125 bitcoin after the next 210,000 blocks have entered the Bitcoin Network, which is expected to be mid-2024. This deliberately controlled rate of bitcoin creation means that the number of bitcoin in existence will increase at a controlled rate until the number of bitcoins in existence reaches the pre-determined 21 million bitcoins. As of December 31, 2022, approximately 19.2 million bitcoins were outstanding and the date when the 21 million bitcoin limitation will be reached is estimated to be the year 2140. As the outstanding supply and output per block creation of new bitcoin is reduced, this could negatively impact the operations of bitcoin miners and therefore the Fund’s investment in such companies.”

26.	Comment:
Under the “Trading” bullet on page 10, the disclosure states that the Fund may be traded on U.S. exchanges other than NYSE Arca. Please supplementally inform the staff whether the Fund plans to pursue additional listings and identify the exchanges. We may have additional questions.

Response:
At present, the Registrant does not have plans to pursue additional listings on U.S. Exchanges other than NYSE Arca. The reference to the Fund trading on exchanges other than NYSE Arca will be deleted.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

27.	Comment:
We note that the prospectus on page 11 includes “Emerging Markets Risk” disclosures. Please include disclosure regarding emerging markets in the sections of the Registration Statement describing the Fund’s principal strategy, noting which categories of issuers (e.g., bitcoin miners, ETPs, etc.) are expected to be organized, have business operations or trade on exchanges in emerging markets. Similarly, the “Geographic Investment Concentration Risk” disclosures on page 11 discuss potential concentration of Fund investments in a single country or region. Please specify which countries or regions the Fund intends to focus on and include similar disclosure in the Principal Investment Strategy section.

Response:
Please see the revised disclosure in response to Comment 9 above. In addition, the Registrant will revise the eligible universe disclosure regarding the criteria for selection of Bitcoin ETPs as follows:

 “The eligible universe of the Index begins with all Bitcoin ETPs that are either physically backed by bitcoin or synthetically seek to track the price of bitcoin and are listed on major non-U.S. exchanges, in developed and emerging market countries as defined by the Index Provider (futures based ETFs and ETPs are excluded from the eligible universe).

28.	Comment:	Please include corresponding strategy disclosure regarding investments in depositary receipts.

	Response:	Please see the added disclosure in response to Comment 15 above.

29.	Comment:
Please tailor the Derivative Risk subsection to the investment strategy of the Fund to the type of derivatives in which the Fund intends to invest. Disclosures regarding any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See Barry Miller letter to ICI, (Jul. 30, 2010).

Response:
The Trust confirms that the Derivatives Instruments Risk addresses the risks associated with the specific derivatives that the Fund may utilize as a principal investment strategy and, therefore, no disclosure changes have been made in response to this comment.

30.	Comment:
Under “Large Shareholder Risk” bullet on page 15, the disclosure states that “Certain shareholders, including an authorized participant, the Adviser or an affiliate of the Adviser, may own a substantial amount of Shares.” Please explain in your response:

		a.	what percentage of the Fund will be owned by the Adviser, any of its Affiliates or advisory clients of the Adviser or its affiliates until the Fund “achieves size or scale.”

		b.	what the Adviser would consider the Fund’s target size or scale.

		c.	if such persons will transact in kind with the Fund, directly or through an authorized participant.

d.
whether the Adviser and its affiliates expect to make purchases of Fund shares beyond the initial seed capital contribution? Please explain how purchases or sales of Fund shares by the Adviser and its affiliates will comply with federal securities laws and

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

regulations that prohibit manipulative practices and misuse of nonpublic information.

	Response:	The Registrant responds as follows:

a.
The Adviser currently expects that the initial seed capital will be provided by an unaffiliated third party (i.e., not the Adviser or one of its affiliates).  The Adviser does not presently have an estimate regarding what percentage of the Fund will be owned by the Adviser or any of its affiliates or advisory clients prior to achieving scale.

		b.	At present, the Registrant does not have a definitive estimated target size or scale of the Fund to provide.

c.
Under Rule 6c-11, the affiliated transactions relief from the applicable provisions of Section 17 does not extend to an investment adviser or its affiliates and, as a result, neither the Adviser nor its affiliates will transact in-kind directly with the Fund.

d.
As is common for other ETFs, the Adviser and/or its affiliates may purchase shares of the Fund and any such purchases will be in compliance with the federal securities laws, including but not limited to having the appropriate codes of ethics and policies and procedures in place to prevent the misuse of material non-public information.

Purchase and Sale of Shares, pp. 15-16.

31.	Comment:
Please supplementally explain whether the Fund will primarily redeem in kind or in cash and revise disclosure accordingly. If the Fund will primarily redeem in cash, please add disclosure that addresses the cost to the Fund of such transactions.

	Response:	The Fund expects to primarily redeem in-kind and will revise the disclosure as follows:

 “The Fund generally issues and redeems Creation Units in exchange for securities, assets or other positions; however, the Fund also reserves the right to permit or require Creation Unites to be issued, fully or partially in exchange for ~~and/or~~ cash (which may include cash in lieu of certain securities, assets or other positions).”

The Registrant directs the staff to the “Transactions in Cash Risk” that is currently included as a risk in the Fund’s statutory prospectus and does not believe additional disclosure is necessary.

Additional Information about the Fund, pp. 17-31

32.	Comment:
The first paragraph of the subsection, “Additional Information About the Index,” explains that the Index is designed to measure the performance of Bitcoin ETPs and “global bitcoin mining companies.” [emphasis added]. Please explain whether the reference is meant to include Bitcoin mining companies with operations across the globe or a portfolio of issuers from a number of foreign countries. See also Comment 8 and 27.

	Response:	Please see the responses to Comments 8 and 27 above.

33.	Comment:	The second paragraph of the subsection, “Additional Information About the Index,” states that “Security types eligible for inclusion in the index are common stock, depositary

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

receipts (American and global)…” If applicable, please revise disclosure to clarify this statement applies to investments in Bitcoin Miners.

	Response:	The disclosure will be revised as follows:

“Security types eligible for inclusion in the index are Bitcoin ETPs and, with respect to Bitcoin Miners, common stock and depositary receipts (American and global) ~~and Bitcoin ETPs~~.”

34.	Comment:
The second paragraph of the subsection, “Additional Information About the Index,” states “With respect to equity securities having multiple share classes/listings, the most liquid share class/listing is considered for inclusion…” Please describe the rules that govern the Index provider’s determination.

	Response:	The referenced sentence will be revised as follows:

With respect to equity securities in the eligible universe having multiple share classes/listings, the most liquid share class/listing is considered for inclusion based on the liquidity screen in the Index eligibility criteria. With respect to ~~and the~~ existing Index constituents with multiple share classes/listings, their securities are ~~in the Index is~~ retained if the issuer ~~it~~ satisfies all of the Index eligibility criteria.

35.	Comment:
In the Bitcoin Mining Companies sub-section, the disclosure states that to be eligible for inclusion in the initial investable universe, bitcoin mining companies must “be involved in bitcoin mining….” Please include the disclosure responsive to Comment 14 in this section as well.

	Response:	The Registrant confirms that the disclosure will be revised for consistency with the revised disclosure in response to Comment 14a above.

36.	Comment:
The “Selection” subsection on page 18, states that “The top 25 companies that derive greater than or equal to 50% of their revenue from Digital Asset Mining are included in the Index” [emphasis added]. The term “Digital Asset Mining” is capitalized but does not appear to be defined elsewhere in the Registration Statement. Please revise as appropriate. Please see also Comment 14.d.

	Response:	All references to “Digital Asset Mining” will be replaced with the term “Bitcoin Mining Activities,” as defined in the new disclosure added in response to Comment 14a above.

Grayscale Privacy ETF

General

37.	Comment:
In various sections of the Fund’s prospectus, the disclosure states that the Fund intends to allocate 10% of the Fund’s assets to ZCSH as part of an allocation to a “Privacy-Preserving Protocols” sub-theme. Please explain supplementally if any other issuers would qualify for inclusion in the sub-theme under the Index methodology. If not, please explain why not.

	Response:	Currently, Grayscale Zcash Trust (ZEC) (OTCQX: ZCSH) is the only publicly traded security in the U.S. that provides exposure to the privacy-preserving sub-theme and which otherwise

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

satisfies the Indxx Privacy Index’s inclusion criteria. The Registrant notes that there is another publicly traded security in the U.S. that provides exposure to the privacy-preserving sub-theme, Grayscale Horizen Trust (ZEN) (OTCQX: HZEN); however, this security does not otherwise satisfy the Indxx Privacy Index’s inclusion criteria as that token is moving away from being a privacy-preserving protocol to a general purpose blockchain.

Risk/Return Summary: Fee Table, p. 2

38.	Comment:	Please bold the following statement per the instructions to Item 3 of Form N-1A: “You may pay other fees….”

	Response:	The Registrant confirms that the statement will be bolded.

39.	Comment:
The disclosure in the Principal Investment Strategies section discloses a bullet list of “core sub-themes” in which the Fund will invest. Please provide the various metrics that will be utilized by the Index provider to select components from these core sub-themes, e.g., minimum AUM, liquidity factors, component weighting rules, geographical rules, etc. Such metrics and criteria should be specifically disclosed and conform to the Index construction methodology.

Response:
The Registrant notes that under the section “Additional Information About the Index – Selection for Equity Securities,” the existing disclosure indicates that revenue is the primary metric used in the scoring system that determines whether an eligible company is classified as Primary or Secondary in a respective sub-theme. Specifically, the existing disclosure states “[t]he reported revenue generated with tiered scoring.” As a result, the Registrant does not believe additional disclosure is necessary.

40.	Comment:
The criteria for securities within the Data Privacy Solution Providers sub-theme includes, among other things, “Companies that provide solutions [emphasis added] to individuals or businesses for data protection…” Please clarify what is meant by “provide solutions.”

	Response:	The disclosure will be revised as follows:

“Companies that provide solutions (i.e., products and services) to individuals or businesses for data protection, secure data storage, prevention of web and advertising tracking, identity and access management, and data security.”

41.	Comment:
The criteria for securities within the Data Privacy Solution Providers sub-theme includes, among other things, “companies that are working on providing data privacy solutions including, but not limited to, ‘Zero Trust’ [emphasis added] security and encryption-based solutions.” Please explain in plain English the term “Zero Trust.”

	Response:	The following disclosure will be added to the end of the paragraph:

“Zero Trust is a security concept centered on the belief that organizations should not automatically trust anything inside or outside their perimeters and instead must verify anything and everything trying to connect to their systems before granting access. In terms of data privacy, Zero Trust implies a holistic approach to protect data wherever it resides (i.e., within an organization’s network, outside the network, in the cloud, or on employees’ personal devices). It implies a deep understanding of how, where, and why data moves within and outside an organization.”

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

42.	Comment:
The criteria for securities within the Blockchain-Based Privacy Solutions sub-theme, includes among other things, “decentralized identity.” Please explain in plain English the term “decentralized identity.”

	Response:	The following disclosure will be added to the end of the paragraph:

“Decentralized identity is a term used to describe an identity that is controlled by the individual or entity it represents rather than a centralized authority or third-party service. In the context of blockchain solutions, this means that a person’s identity is managed across a decentralized network, improving privacy, security, and control over personal data.”

43.	Comment:
The criteria for securities within the Cyber Service Providers sub-theme includes, among other things, “Companies that are using … edge computing [emphasis added] to enhance web security and provide protection against cyber-attacks.” Please explain in plain English the term “edge computing.”

	Response:	The following disclosure will be added to the end of the paragraph:

“Edge computing refers to the practice of processing data closer to where the action is happening or where the data is being created as opposed to a distant data center.”

44.	Comment:
The disclosure in second paragraph on page 3 states that “the Index is comprised of constituents… [that] derive substantial portions of their revenue from the sub-theme categories.” Please clarify what constitutes a “substantial portion of revenue.” Please explain in your response how the Index provider determines what portion or an issuer’s revenue is connected to a particular core sub-theme.

Response:
The Registrant directs the staff to the statutory prospectus disclosure that lists the Index Provider’s scoring system for a company’s revenue generated from a specific sub-theme as it relates to construction of the Index. The Registrant believes that this disclosure adequately describes how revenue related to a particular core sub-theme influences a company’s inclusion in the Index.

45.	Comment:
In the same paragraph, the disclosure states that “the Index also seeks to identify companies that have publicly stated missions or business commitments towards compliance regarding data privacy regulations such as the General Data Protection Regulation (GDPR) or the California Consumer Privacy Act (CCPA).” Please clarify if a publicly stated mission or commitment towards compliance regarding data privacy regulations makes a company automatically eligible for inclusion within the Index, or if such commitments serve as initial screen before applying the metrics of the core sub-themes.

Response:
The Registrant directs the staff to the statutory prospectus disclosure that details the Index Provider’s scoring system for companies that do and do not have publicly stated missions or business commitments towards compliance regarding data privacy regulations such as the GDPR or the CCPA. The Registrant believes that this disclosure adequately describes how the existence or non-existence of such mission statements or commitments influences the screening process of the Index and that it does not automatically qualify or disqualify a company.

46.	Comment:	In the same paragraph, the disclosure states that “selected companies must be U.S., non-U.S. developed market and emerging market companies listed for trading on a stock

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

exchange…” Please disclose any rules in the index construction methodology that would determine whether a particular exchange, country or region is eligible, including applicable criteria.

	Response:	The Registrant directs the staff to the statutory prospectus disclosure that states:

“To be eligible for inclusion in the initial investable universe, securities must be/have:

• Listed on an exchange in a developed or emerging market based on the Index Provider’s country classification system.”

47.	Comment:
The disclosure in the Principal Investment Strategy section on page 4 discloses that the Fund may invest in component securities of the index that could become temporarily illiquid. Please include appropriate risk disclosure that describe the relevant risks associated with illiquid investments. Please include risk disclosure that explains the potential negative ramifications for the Fund if more than a de minimis number of components pose practical difficulties or substantial costs in compiling the Fund’s basket.

	Response:	The disclosure added in response to Comment 22 above will be added to the Fund’s Principal Investment Risks.

48.	Comment:	Please disclose the approximate number of constituents, or a range of constituents, that will be included within the Index.

	Response:	The Registrant confirms that the approximate number of constituents, or a range of constituents, within the Index will be added to the disclosure.

Principal Investment Risks, pp. 4-14

49.	Comment:
The “Geographic Investment Concentration Risk” disclosures on page 10 discuss potential concentration of Fund investments in a single country or region. Please specify which countries or regions the Fund intends to focus on and include similar disclosure in the Principal Investment Strategy section.

	Response:	The Registrant will add the following disclosure:

 “The Index is designed and maintained by Indxx (the “Index Provider”) and generally consists of listed securities in either developed or emerging markets, both in the United States and internationally, as defined by the Index Provider’s country classification system. As of June 30, 2023, the Index had allocations to the United States, Japan and the United Kingdom, with significant exposure to the United States.”

50.	Comment:
Please tailor the Derivative Risk subsection to the investment strategy of the Fund and the type of derivatives in which the Fund intends to invest. Disclosure regarding any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See Barry Miller letter to ICI, (Jul. 30, 2010).

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

Response:
The Trust confirms that the Derivatives Instruments Risk addresses the risks associated with the specific derivatives that the Fund may utilize as a principal investment strategy and, therefore, no disclosure changes have been made in response to this comment.

Additional Information about the Fund, pp. 16-17

51.	Comment:
The disclosure on page 16 states that “Companies with all business operations related to the Cyber Service Providers, Data Privacy Solution Providers and Blockchain-based Privacy Solutions sub-themes receiving score of 4 and those with some receiving a score of 2”.

		a.	The sentence appears to be incomplete. Please redraft the sentence for clarity and plain English purposes.

		b.	Please clarify the significance of securities receiving a score of 4 or 2, and how those scores relate to inclusion within the Index.

		c.	Please explain what the Index provider considers to be “business operations,” and how it makes such determinations.

	Response:	The Registrant responds as follows:

		a.	The sentence has been revised as follows:

“Companies with “all” business operations related to the Cyber Service Providers, Data Privacy Solution Providers and Blockchain-based Privacy Solutions sub-themes will receive a ~~receiving~~ score of 4 and those with only “some” (but not all) business operations related to those sub-themes receiving a score of 2.”

		b.	The section “Additional Information About the Index – Selection for Equity Securities” includes the following disclosures:

“Each security in the initial eligible universe is assigned an exposure score of “Primary” (those with aggregate scores equal to or greater than 8) or “Secondary” (those with aggregate scores less than 8) based on: …. A minimum of 30 companies with Primary exposure scores will be included in the Index. If the number of eligible securities is less than 30 based on Primary exposure scores, then securities with Secondary exposure scores will be added by largest total market capitalization to reach a minimum of 30 securities. If there are fewer than 30 securities with Primary and Secondary exposure scores, then all securities with exposure scores will be included in the Index.”

The Registrant believes this disclosure adequately describes the significance of the aggregate score a company receives.

		c.	The Registrant notes that the existing principal investment strategy disclosure provides details regarding the business operations of each core sub-theme of the Index.

52.	Comment:
The second paragraph on page 17 discloses that “a minimum of 30 companies with Primary exposure scores will be included in the Index. If the number of eligible securities is less than 30 based on Primary exposure scores, then securities with Secondary exposure scores will be added by largest total market capitalization to reach a minimum of 30 securities. If there are

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
August 1, 2023

fewer than 30 securities with Primary and Secondary exposure scores, then all securities with exposure scores will be included in the Index.” Please explain supplementally if the index methodology would permit inclusion of an issuer that derives less than 50% of revenues from activities related to the five core-subthemes. Additionally, does the index methodology permit the same stream of revenue to be counted towards more than one of the core sub-themes?

Response:
While it is theoretically possible that the Index could include companies with current and trailing revenues of less than 50%, the Index and its scoring system are constructed to primarily include pure-play companies (i.e., companies that derive greater than or equal to 50% of its revenue from one of the core sub-themes of the Index). Generally, such construction results in constituents that are most relevant to the applicable core sub-theme. The Index considers the revenue derived from all the core sub-themes in the aggregate; however, when aggregating revenue, the Index does not count the same stream of revenue more than once across multiple core sub-themes. In reference to companies with less than 50% of revenues from activities related to the five core sub-themes, such companies would only be included as a contingency if there are not a minimum of 30 constituents receiving the “Primary” or “Secondary” exposure classifications. Under such unlikely circumstance, all companies meeting the Index eligibility criteria for equity securities will be included in the Index.

* * * * *
In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
Please do not hesitate to contact me at the above-referenced telephone number or to J. Stephen Feinour, Jr. at (215) 564-8521 or Shawn A. Hendricks at (215) 564-8778 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Michael W. Mundt
Michael W. Mundt

cc:	Craig Salm, Grayscale Funds Trust
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Shawn A. Hendricks, Stradley Ronon Stevens & Young, LLP